# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Thunder Bridge Capital Partners IV, Inc, CIK 0001843993
CUSIP: 88605L107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9912 GEORGETOWN PIKE (SUITE D-203), GREAT FALLS, Virginia (VA), 22066
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-004620
Filed by CIK 0001825214

## Reporting persons
- Ghisallo Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Germino: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Thunder Bridge Capital Partners IV, Inc
Address of issuer's principal executive offices: 9912 GEORGETOWN PIKE (SUITE D-203) GREAT FALLS VA 22066

## Item 2. Person Filing
Name of person filing:
(i) Ghisallo Capital Management LLC (the "Investment Manager"), a Delaware limited liability company, and the investment adviser to certain funds (the "Ghisallo Funds"), with respect to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") that were directly held by the Ghisallo Funds; and

(ii) Mr. Michael Germino ("Mr. Germino"), who indirectly controls the Investment Manager, with respect to the shares of Class A Common Stock that were directly held by the Ghisallo Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 240 Newbury Street, 2nd Floor, Boston, MA 02116.
Citizenship: The Investment Manager is a Delaware limited liability company. Mr. Germino is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ghisallo Capital Management LLC: /s/ Nicole Restivo, Nicole Restivo, Chief Compliance Officer (12/31/2024)
- Michael Germino: /s/ Michael Germino, Michael Germino, Individually (12/31/2024)